Contact

www.linkedin.com/in/saraauld
(LinkedIn)

Top Skills

Leadership
Communication
Interpersonal Skill

Certifications

Adult First Aid/CPR/AED
Youth Exercise Specialist (YES)

Honors-Awards

Presidential Scholar
Academic Dean's List
Certificate of Distinction
The Mark C. Macheam Award
The Donald J. Brunswick Plaque

Sara (Auld) Lloyd

Founder & CEO at Upper
Wilmington, North Carolina, United States

Summary

Building the total infrastructure for America's nature-first health
system.

In 2017, Sara founded a wellness and SaaS 501(c)(3) Nonprofit
Corporation that provides wellness and lifestyle medicine charity
care through proprietary FinTech sliding-scale software for the
Cape Fear Region, now known as the Upper Foundation. Over
the original nonprofit's lifetime, it raised and transacted over $325k
to successfully reduce prescription drug costs, reverse disease,
improve behavior, and/or prevent surgery for 100% of its near 100
beneficiaries within seconds of a software application and algorithm.

In 2019, she was recruited by a team of investors and Doctor
of Osteopathic Medicine (DO) to launch and manage Vida-Flo
Wilmington, a medical spa for IV infusion, where her team broke the
national franchise sales record out of 8 practices in the first month
of business. With the support of the investment team, Sara led the
MedSpas development from the ground up as its first ever employee,
recruiting, training, and managing the Registered Nurse and sales
teams, managing all hazardous and non-hazardous inventory, and
financial reports. Shortly after being called to flip other franchises,
Sara exited Vida-Flo in 2021 for self employment.

In 2021, Sara founded Upper - A tech C-Corporation integrating
natural + lifestyle medicine brands as one (national) natural
healthcare system. As America's first and largest natural health
system, Upper targets direct consumers with an immediate need to
lifetime desire to avoid & detoxify pharmaceutical drugs, surgery,
and other invasive medical practices. Beyond precision and natural
medicine treatment delivery, the system integrates & privately
delivers four divisions of care: (1) Lifestyle Medicine Services, (2)
Pharmacy Products, (3) Local Food & Farm Goods, (4) Personal
Environmental Design (Real Estate) + Homestead Landscape (Land)
Development.

A first-generation college graduate with a bachelor's in Communications and Economics, Sara has served on County, Hospital, University Committees, and local nonprofit Boards. Purely motivated by the inspiration of her family and upbringing in rural New York, Sara's overall focus is to protect and enhance the nature in and of all living things. Sara resides in Wilmington, North Carolina with her husband, Travis Lloyd. You can read her uncensored theoretical essays at www.saraauld.com.

———

Experience

Upper
Founder and CEO
April 2021 - Present (3 years 2 months)
United States

Upper Health is the delivery software for our integrated network of independent natural medicine physicians, specialists, lifestyle, and environmental medicine professionals who provide a convenient and collaborative nature-first healthcare experience. As the executive leadership team developing health system wide infrastructure, policies, procedures, and technology, our network operates on one unified physician-led process and protocols to care for communities across the United States. The Upper Health network consists of more than 75 brands at more than 130 locations. So far, Upper Health has integrated and delivered more than $57,000 in nature-first and precision medical care.

Upper Foundation
Founder
December 2016 - March 2024 (7 years 4 months)
Wilmington, North Carolina Area

Historically founded and known as "Health Possible Inc." (2017 - 2023), the Upper Foundation (2023) is the evolution of nature-first and lifestyle medicine Charity Care.

The Upper Foundation is a 501(c)(3) Nonprofit Corporation that provides natural medicine Charity Care (financial aid) for qualified applicants with reversible illness and injury.

Vida-Flo USA

Clinic Manager
June 2019 - September 2020 (1 year 4 months)
Wilmington, North Carolina Area

First ever employee hired to build, establish, launch, and manage the Vida-Flo Wilmington franchise.

Vida-Flo was founded as an IV Hydration Atlanta based med spa in 2012. Since its inception, Vida-Flo has been the pioneer in the IV Hydration and Vitamin Infusion industry providing hundreds of thousands of treatments to people in various states for issues ranging from kidney stones to celiac disease, and additionally serves professional to recreational athletes.

O2 Fitness
Certified Personal Trainer & Youth Exercise Specialist
October 2015 - July 2017 (1 year 10 months)
Wilmington, North Carolina

Experienced disease specialist for all ages (6+). Special cases include but are not limited to Surgical Rehabilitation, Multiple Sclerosis, Epilepsy and unilateral atrophy, Heart Disease, Thyroid Disease, Obesity, Type I and Type II Diabetes, Osteopenia, Osteoporosis, Osteochondroma, Tremors, Neurological Disorders, Neurosurgical Rehabilitation, Amputation, Addiction, and more.

___

Education

Manhattanville College
Bachelor's degree, Communication and Media Studies · (2011 - 2015)

Windsor Central High School
Advanced Regents Diploma · (2007 - 2011)